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                            November 8, 2021

       Adam Rothstein
       Executive Chairman
       890 5th Avenue Partners, Inc.
       14 Elm Place, Suite 206
       Rye, NY 10580

                                                        Re: 890 5th Avenue
Partners, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed November 8,
2021
                                                            File No. 333-258343

       Dear Mr. Rothstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Business of New Buzzfeed, page 182

   1. We note your disclosure that the number of Gen Z and Millennial unique visitors decreased from 2019 to
2020 and in the six months ended June 30, 2020 as compared to
                                                        June 30, 2021. Please
revise to disclose why these numbers have recently declined, and whether this decline is
reflective of a negative trend.
       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       Buzzfeed
       Results of Operations, page 196

   2. We note from your revised disclosures in response to prior comment 4 that revenue in
 Adam Rothstein
890 5th Avenue Partners, Inc.
November 8, 2021
Page 2
      both fiscal 2020 and the interim period in 2021 was impacted by a decrease in programmatic impressions on Facebook and YouTube. Please revise to clarify why impressions on these platforms decreased given the increase in time spent on third-party platforms during the same periods.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                           Sincerely,
FirstName LastNameAdam Rothstein
                                                           Division of
Corporation Finance
Comapany Name890 5th Avenue Partners, Inc.
                                                           Office of Technology
November 8, 2021 Page 2
cc:       Jason Sanderson
FirstName LastName